FP:

OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

THE COMPANY

1.   Name of issuer: OLIVE'S BFF LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

    ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain:



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Company is an LLC and has no Directors.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Monica Eav Glicken

Title:	*Secretary*
Dates of Service:	*July 25, 2017 – present*
Responsibilities:	*Keeps official records of the company, submits certain filings, advisor to company officers, and other general administrative responsibilities.*

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	*None*
Responsibilities:	

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	*Public Law Center*
Employer's principal business:	*Legal Services*
Title:	*Directing Attorney*
Dates of Service:	*Jan 2018 - present*
Responsibilities:	*Immigration Law*

Employer:	*Law Office of Monica Eav Glicken, PC*
Employer's principal business:	*Legal Services*
Title:	*Sole Proprietor*





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Dates of Service:	*2016- Jan 2018*
Responsibilities:	*Immigration Law*

Name: Matthew D. Glicken

Title:	Chief Executive Officer
Dates of Service:	July 25, 2017 – present
Responsibilities:	Strategy, marketing, product development, general administrative duties

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	None
Responsibilities:	

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	SmartBrew
Employer's principal business:	Craft Brewing Solutions
Title:	SVP Sales & Marketing
Dates of Service:	2014-2017
Responsibilities:	Business development, marketing and sales
Employer:	NA

Name: William A. Holderness

Title:	Chief Financial Officer
Dates of Service:	July 25, 2017 – present
Responsibilities:	Strategy, product development, technology implementation, finance and administrative duties

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:





OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Position:	None
Responsibilities:	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	WAH Inc.
Employer's principal business:	Strategic consulting services
Title:	President
Dates of Service:	Feb 2013 - present
Responsibilities:	Provide strategic advisory and consulting services to startup and high growth business.
Employer:	Accion US Network
Employer's principal business:	US based microlending
Title:	SVP & Head of Digital
Dates of Service:	Dec 2015 – April 2017
Responsibilities:	Technology design and implementation, data management and analytics, executive responsibilities

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Monica Eav Glicken	Membership units	**33.34%**
Matthew D. Glicken	Membership units	**33.33%**
William A. Holderness	Membership units	**33.33%**



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Olive's Baby Finger Foods Business Summary

Introduction

Olive's Baby Finger Foods ("Olive's BFF" or the "Company) is a food delivery company that delivers wholesome, solid-food meals for babies and toddlers. Our convenient build-a-meal plans ("Build-A-Meal" or the "Product") are offered to customers as part of three delivery options, providing a monthly selection of prepared dishes chosen by the customer or by the Company. Each dish is prepared from scratch using fresh whole ingredients, then portioned and frozen into one-ounce, ready-to-eat building blocks. Parents (or sitters) simply need to select their blocks to build-a-meal, heat, and serve.

Our build-a-meal system reduces the time and effort required to feed your baby the way you want to. As a result, you have more time to spend with your children and family. Good food. More time. Less guilt.

Our Products come in a variety of choices and we offer omnivore and vegetarian options that can be shaped to customer needs. Our build-a-meal plans are delivered direct to home in all 50 states, providing parents flexible multiple course meals that can be served in less than three minutes. The Company's meals offer significant competitive advantages over other home delivery baby food companies, including the following:

- Introduction of diverse solid foods early to help develop good eating habits (Baby Led Weaning).
- Frees up time for busy parents to focus on quality family time.
- Flexible menu options that will expand and evolve, using only whole ingredients such as kale, beef, spinach, lentils, etc.
- Simple, modular building block system that allows for proper portioning and reduces food waste.
- Solid foods meals, crafted from wholesome ingredients, that contain no additives, no preservatives, and no added sugar.

Our business model is based on monthly orders and subscriptions by customers, with funding used for Company operations including marketing and customer acquisition, production of Product and delivery logistics, and development of our technology platform to ensure customer service and Product delivery.

We believe our strengths as a company include the following:

- Compelling, family-oriented brand connection
- Superior quality product at exceptional value
- Best-in-class convenience oriented solution for busy parents
- Attractive economics and lean business model
- Demonstrated commitment to community and planet

Funds will also aid in expansion; we intend to expand our home-delivered, build-a-meal plans to additional demographic groups, including youth, teens, adults, and seniors.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Our Business Model

Olive's BFF is a marketer of wholesome, solid-food meals for infants and toddlers. We developed our proprietary recipes in-house using fresh foods readily available in our own kitchen. Our dishes are prepared by professionally trained chefs in a commercial kitchen in Southern California. Once prepared, our dishes are frozen and stored until purchased by our customers. We carefully hand pack each delivery box with ample coolant to ensure Product remains frozen during delivery, and include special offers and a Customer Welcome Kit with each new order. Our shipments are clearly identified with Olive's BFF branding and marks, and are easily identifiable in transit, on the doorstep, and in the home.

We are a home delivery service provider, and as such our products are only available for purchase through our website and are not sold in any retail stores at this time. We provide an online purchasing and direct to home food delivery service that leverages modern technology platforms on the internet and on mobile devices including phones, tablets, and other handhelds. Our website visitors can purchase Olive's BFF Monthly Meal Plans or Samplers using our simple, streamlined user interface and checkout system. Our monthly products are available for purchase in three (3) standard formats, in addition to our Super Sampler and Gift Certificates (See Our Products for additional information):

We currently ship our orders to all 50 U.S. states. Olive's BFF products are shipped frozen and currently require two (2) day delivery service to ensure product integrity. We use a combination of USPS and private carriers to guarantee timely shipment arrival depending on package destination. We believe that shipping costs should not be an impediment to feeding your child good, healthy food and offer free or subsidized shipping to all destinations across the U.S.

Our Value Proposition

We believe that our product does a better job to address the feeding challenges facing parents of infants and toddlers than any other product currently available in the market. Olive's BFF meals are based on a simple, time tested philosophy called Baby Led Weaning: Offering your baby (age appropriate) solid foods that are soft-cooked and cut or mashed into small easily manageable pieces. Baby Led Weaning is not the next step after purees and traditional baby foods. Instead, it is the process of skipping purees and traditional baby foods altogether.

Solid foods are important to infant and toddler development, but making solid food meals at home for a baby can be frustrating, time consuming, and wasteful. Parents today rarely have time to shop, prepare, cook, serve, and clean-up for just one little eater. And even when they do make time, infant and toddler tastes change so frequently that meals they liked yesterday often go untouched today. We address and solve this problem by preparing our dishes in easy to heat and serve one-ounce blocks. Regardless of age or appetite, Olive's BFF makes serving a well-balanced meal easy. Because we deliver our dishes in one (1) ounce blocks, creating meals that are age and appetite appropriate is easy: simply select the same number of blocks as the number of ounces per meal recommended by your pediatrician - heat - and serve. With precise portioning, you can reduce food waste. And if your child is still hungry, you can simply heat more food, one ounce at a time. Children deserve to eat diverse, balanced meals with a variety of colors, tastes, and textures. No more homogenous servings of flavorless puree.

Our value in the market is unique and unmatched: we provide healthy, wholesome, solid food meals that are easy to prepare and serve, flexible, and portioned to control consumption and help reduce waste.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Our Products

We market our products as monthly packs or plans that provide approximately one (1) or two (2) meals per child per day. Our standard shipment includes six (6) dishes. Each dish comes packed in a proprietary tray with 18 one ounce blocks. Dishes are selected from our current menu, which we provide on our website.

Our products are available for purchase in three (3) standard formats, with certain choices available to the customer at point of purchase including:

1. *Yummy Tummy Pack: Your Choice*

    Our Yummy Tummy Your Choice Pack is perfect for those just starting out on solid food, first time Olive's BFF buyers who want to check out specific dishes, and kids with food sensitivities or allergies. The Your Choice Pack comes with six (6) Olive's BFF dishes selected by the customer at point of purchase, and serves approximately one (1) meal per day (assumes 4 ounce meals). Customers can choose six different dishes for variety or multiple trays of their favorite dish. The Your Choice Pack is easily customizable for vegetarian diets or beginning eaters who only want softer foods. Our Yummy Tummy Your Choice Pack has a current list price of $135.00 (about $5 per meal).

2. *Yummy Tummy Plan: Olive's Choice*

    Our Yummy Tummy Olive's Choice Plan is the easy way to get a great selection of Olive's BFF dishes for your child. "Plans" are a subscription service that ship once per month. We create a hand-picked variety pack for you that contains six different dishes, and serves approximately one (1) meal per day (assumes 4 ounce meals). Yummy Tummy Plans are available in omnivore and vegetarian options. We offer discounts on our subscription plans that increase with length of commitment. Discounts currently range from 5% to 20% off the monthly list price of $135.00 (about $5 per meal).

3. *Double Yummy Plan: Olive's Choice*

    As the largest offering in our product line, our Double Yummy Olive's Choice Plan satisfies the needs of families and kids that really love Olive's BFF and are committed to feeding their child multiple Olive's BFF meals per day. Its name, The Double Yummy, means exactly that: it contains two times the meals of a Yummy Tummy Plan. The Double Yummy Plan is a monthly subscription service that consists of 12 dishes of Olive's BFF food delivered each month, and serves approximately two (2) meals per day (assumes 4 ounce meals). The dishes are hand-selected by Team Olive to provide a wide variety of combinations. Our Double Yummy comes in omnivore or vegetarian options with a current list price of $250.00 per month (less than $5 per meal). We offer discounts of between 5% and 20% depending on length of subscription.

4. *Super Sampler: Your Choice*

    Our Super Sampler is an excellent option for those who want to try Olive's BFF for a small price. Our Super Sampler contains the customer's choice of two (2) dishes selected at point of purchase. Our Super Sampler lists for $50.00 including shipping anywhere in the US. We do not currently offer discounts on Super Sampler purchases.

5. *Gift Certificates*





OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

What's more fun than giving gifts? Not much. We want to encourage our customers to share Olive's BFF with their friends, play dates, and parent groups by offering Olive's BFF Gift Certificates with flexible, customer defined coupon amounts. To reduce waste and carbon footprint, our gift certificates are delivered electronically.

Our Market Opportunity

The total food and beverage market in the U.S. in 2015 exceeded $5.3 trillion. The retail market for baby food in the U.S. exceeded $7 billion in 2017. The meal kit market in the U.S. in 2016 was $5 billion. We see our current offerings potential market as a share of the U.S. baby food total. As we expand our offerings to include additional demographic groups, our potential market expands to include a share of the growing home meal kit delivery market and the total U.S. food and beverage market.

Baby food is a very competitive marketplace. Selecting food for your baby is an extremely personal and sometimes difficult decision. Decisions can be influenced by myriad inputs including brand awareness, past personal experience, the advice of doctors, hospitals and other experts, the advice of friends and play group acquaintances, the guidance of parents and grandparents, and more. Additionally, changing food and health preferences and research add pressure to parental decisions about what type of food to feed their child: do I use only organic or non-GMO, does it really make a difference, what are the health risks of dairy and meat, do I want my child to eat only plant proteins, etc. New parents are bombarded daily by advice, studies, edicts, and warnings about what is and is not okay for their infant or toddler to eat.

As a result, breaking through with a message that truly resonates in the baby food market can be more difficult than in other industries. However, there is a massive potential market available to those who get heard. Each year in the U.S., approximately 4 million new babies are born. We believe that our current dishes are well designed to target children ages 6 months to 3 ½ years old, making our potential U.S. market approximately 12 million persons. Each child, on average, will eat 3 meals per day (plus snacks), requiring over 36 million meals every day.

The market for kids and teen prepared meals is even larger than that of baby food. We know that as kids age they will begin to eat meals from many sources, and we believe this is a good thing. According to 2010 census data, there are approximately 74 million children under the age of 18 in the U.S. This represents a significant opportunity for Olive's BFF to expand its reach.

We believe that Olive's BFF can become a meal service plan for children of all ages from school lunches to after school snacks to convenient dinners on the run. Approximately 30 million school lunches served each day at an average cost of $3.00 per lunch, making the market approximately $90 million per day, or $16 billion per year. Interesting to note is that 20 million lunches are served each day as part of a Free Lunch program, and the U.S. government spends over $12 billion per year supporting these initiatives.

Our Growth Strategy

We believe that the market for wholesome prepared building block meals extends far past just the infant and toddler stage of development. We further believe that by establishing a trusted relationship with parents and children in their early development years, we can naturally extend our product line to grow with them, giving us a built-in expansion market that already knows and trusts Olive's BFF brand meals.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Additionally, we believe that our product is well positioned to gain acceptance as a wholesome after school snack of choice for busy teenagers. Our initial market testing resulted in a significant number of respondents with older kids asking about wholesome snack options from Olive's BFF. While our food is completely acceptable as a snack, our marketing and branding does not currently aim to address the needs and desires of teenagers making food choices. We intend to study the requirements and decisions of this market, and aggressively position ourselves in the snack food industry as we gain insights into what influences this decision – both by parents and teens alike.

Our research and experience indicates that food purchases are often influenced by expert opinion, be it an opinion on healthiness, taste, quality or all of the above factors. We feel strongly that Olive's BFF is a high potential recommendation for the influencer community. In fact, we have already entered discussions with several parenting oriented publications interested in promoting Olive's BFF food. Its novel, frozen building block approach and ease of use are unique in the market, and we anticipate that our system will continue to be of interest to the writers of parenting content.

Our Corporate Structure and Information

Olive's BFF LLC is a Delaware Limited Liability Company with its principal address at 12340 Seal Beach Blvd #B339, Seal Beach, CA, 90740. We have three (3) managing members: Monica E. Glicken, Matthew D. Glicken, and William A. Holderness.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to Our Business and Industry

We have no operating history and a novel and untested business model, which may make it difficult to evaluate our future prospects and the risks and challenges we may encounter in seeking to execute on our strategies. These risks and difficulties include our ability to:

- **Attract new customers and retain existing customers;**

- **Expand our product offerings;**

- **Scale our supply chain while avoiding material disruptions or adverse incidents in our operations;**

- **Manage rapid growth in our personnel and operations;**

- **Forecast our revenues and plan our operating expenses;**

- **Maintain and grow the value of our brand and reputation;**

- **Maintain relationships with our existing suppliers and our vendor's suppliers, and secure relationships with new suppliers to supply quality ingredients for use in our product offerings;**

- **Scale and adapt our supply chain, production, operations and expenses, including marketing expenses, in response to customer demand and seasonal trends;**

- **Adapt to evolving trends in the ways consumers purchase, prepare and consume food, as well as in how consumers interact with technology;**



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

- **Comply with laws and regulations applicable to our business, including food safety, employment and health and safety regulations; and**

- **Hire, integrate, and retain talented employees with a broad and varied range of skills and expertise.**

If the demand for our products does not develop as we anticipate, or if we fail to address the needs of our customers or fail to maintain relationships with our suppliers, our business would be materially harmed. The cumulative effects of these factors or our inability to manage any of the risks and challenges identified above and elsewhere in this section could result in, among other things, large fluctuations and unpredictability in our quarterly and annual operating results, meaning that comparing our operating results on a period-to-period basis may not be meaningful and that we might fail to meet industry, financial analyst or investor expectations for any period. If we are unable to successfully address these risks and challenges, our business, financial condition and operating results would be materially adversely affected.

Summary of Risks Associated with Our Business
You should consider carefully the risks described under the "Risk Factors" section. These risks, which include the following, could materially and adversely affect our business, financial condition, operating results, cash flow, and prospects, which could cause the trading price of our security token to decline and could result in a partial or total loss of your investment:

We have no operating history and a novel business model, which make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
> We are a new entity. Our product is new to the market. As of Dec 31, 2017, we had not sold any products and our first sales were made in April 2018. We incurred a loss of approximately $30,000 for the year ended 12/31/18, and our losses have continued in 2018. Our business relies on a product that is different from others in the competitive market, and we may never achieve significant revenue from sales.

We have a history of losses, and we may be unable to achieve or sustain profitability.
> Olive's BFF currently operates at a net financial loss, and will continue to do so for the near term future. While we intend to reduce or eliminate these losses over time, we may be unable to so due to conditions both within and external to our control and plans. As such, we may fail to achieve profitability which may result in or influence a decline in our security token price.

Our business depends on a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.
> We operate in the complex and competitive baby food marketplace, and our brand may fail to gain trust among our target customer. Failure to establish a trusted and well-received brand may result in our inability to achieve significant sales volumes, which, in turn, could impact our ability to continue our business operations.

Changes in consumer tastes and preferences or in consumer spending and other economic or financial market conditions could materially adversely affect our business.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Our product relies on the continued interest of our target customer in purchasing solid food made from whole ingredients for their infant or toddler. Tastes and trends in food change quickly and we may be unable to adjust our operations to take advantage of or adapt to such changes. Failure to quickly and efficiently respond to consumer demands would result in our products going unsold and could materially impact our financial health.

Changes in consumer population and demographics could materially adversely affect our business.
We rely on a steady and predictable birth rate in the U.S. to contribute to the sustainability of our market. If new births drop significantly, we could fail to maintain market share, or see revenues from our market share decrease.

Changes in food costs and availability could materially adversely affect our business.
We market a prepared food product that requires agricultural raw material inputs including whole food and meats. If food costs anywhere in the supply chain increased significantly, we may be adversely impacted and either need to pass along those cost increases, which may reduce our sales, or allow our COGS to increase, which could negatively impact our gross margins and our overall financial performance.

Changes in packaging material costs and availability could materially adversely affect our business.
In order to keep our product frozen during shipment we use dry ice in our packaging material. We are the only company in our market that ships frozen and an increase in the cost of dry ice, the insulation materials, or other packaging materials could materially impact our costs and affect our margins and financial results.

Changes in shipping costs and availability could materially adversely affect our business.
Olive's BFF delivers its product direct to the customer's home. As such, we rely on near-term predictability in shipping costs. If shipping rates increase, we may not be able to either absorb the increase as part of our free shipping efforts, or may not be able to pass along that increase to customers without negatively impacting our sales volumes, reputation and brand.

If we fail to manage future growth effectively, our business could be materially adversely affected.
Our management may fail to respond effectively to the operational changes required to successfully manage our future growth. Rapid growth may result in our inability to address increases in costs and other operating issues in a timely manner. Failure to do so may damage our relationships with vendors and effect our ability to market and deliver product to our customers as promised, which could have a material impact on our then current and future financial performance.

If we fail to successfully develop new product offerings and enhance our existing product offerings, our ability to attract new customers and retain existing customers, and our business, financial condition, and operating results, may be materially adversely affected.
Our business growth is partially dependent on our ability to create new and interesting product offerings that attract new customers and help keep existing customers purchasing from us. If we fail to develop products that customers want, we may be unable to sell additional meals, and may lose our




OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

existing customers to other providers, which could result in a loss of revenue that materially impacts our financial performance.

With our limited history, seasonal fluctuations in our operating results have potentially been masked. As our growth rate moderates or seasonal patterns become more pronounced, seasonality could have a material impact on our results.

Our company lacks sufficient operating history to know and plan for potential seasonal fluctuations in our sales and cost structure. We may be unable to efficiently accommodate such seasonal changes over time. Failure to properly plan for and adjust could result in a negative financial performance for the company.

Increased competition presents an ongoing threat to the success of our business.

The baby food home delivery market has several companies already start operations, and many of the online marketplaces are offering baby food for home delivery. Increasing competition may result in our not being able to charge adequate prices to cover our costs, and/or may result in decreased sales volumes due to lost customers or new customers choosing other competitive products.

If we do not successfully build out and operate our fulfillment centers and logistics channels, including by expanding our use of automation, our business could be materially adversely affected.

We ship frozen product nationwide within the U.S. Our ability to deliver against our promise to the customer requires that our packages ship efficiently and arrive in excellent condition. Additionally, the food inside must remain frozen. If we fail to secure proper logistics technology and partnerships, we may be unable to ship our product successfully to the end consumer, which could damage our reputation and brand. Furthermore, as we grow we will need to adopt increasing levels of logistics technology and expertise to continue managing our costs while delivering a superior customer experience. Failure to adopt proper or adequate logistics solutions may result in our failure to meet customer expectations, which could result in a loss of future sales.

If we do not successfully build out our production capabilities, including by expanding our use of co-packers or building out our own production facilities, our business could be materially adversely affected.

Our ability to produce high quality food relies on successful co-packing vendor relationships. We may be unable to secure either short-term or long-term contracts with our vendors and failure to do so may result in product shortages and/or product quality problems which will impact our ability to deliver acceptable product to our customers, and may result in a loss of revenue.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.
Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents (including food



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

tampering or contamination) caused by products we sell, or involving suppliers that supply us with ingredients and other products, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs or harm to our reputation. Shipment of adulterated products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs and a potential reduction in our sales. Furthermore, any instances of food contamination, whether or not caused by our products, could subject us or our suppliers to a food recall pursuant to the Food Safety Modernization Act of the United States Food and Drug Administration, or FDA, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or as a result of an adverse impact on our brand and reputation.

The reliable and cost-effective storage, transport and delivery of ingredients and other products and our product offerings is critical to our business, and any interruptions, delays or failures could materially adversely affect our reputation, business, financial condition and operating results.
We ship frozen food nationwide within the U.S. and are reliant on the existing transportation networks and infrastructure to accomplish our delivery requirements. Product that is not delivered to the customer frozen must be thrown away and replaced at our expense. A systemic failure of the transportation system would result in delays and losses that our insurance may not cover, and could result in damage to our reputation and brand which may lead to a loss of future revenues.

Any failure to adequately store, maintain and deliver quality foods could materially adversely affect our business, financial condition and operating results.
Our product is cooked fresh and then frozen until delivery. Failure to acquire and maintain adequate storage capacity at our vendor sites and/or at our logistics facilities may result in damaged products and loss of potential revenue. Additionally, we must take care to insure proper hygiene and food storage standards at all our facilities to reduce the risk of food-borne illness or spoilage. If we fail to put proper systems, equipment and procedures in place to do so, product may spoil and we may lose potential future revenue.

If we lose key management or fail to meet our growing need for qualified employees with specialized skills, our business, financial condition and operating results could be materially adversely affected.
Our management team is composed of uniquely brilliant (and modest) individuals. If we should lose any member of our leadership team, the company may not be able to find a replacement with similar or acceptable skills for some period of time, if at all. Failure to fill the vacancy may result in less efficient operations and a reduction in future potential revenues.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Higher labor costs due to statutory, regulatory, or market changes could materially adversely affect our business, financial condition and operating results.

Our vendors and suppliers pay wages to the individuals who help manufacture, market, and deliver our products to customers. An increase, either government mandated or voluntary, could result in higher costs of production, marketing or delivery of our products and may result in decreased margins and/or customer sales. Additionally, labor supplies in markets and industries upon which we rely may be low enough to trigger wage increases as a requirement for finding acceptable personnel. Our vendors may pass those increase to us which may result in higher prices to our customers or lower financial margins on our products.

Unionization activities may disrupt our operations and adversely affect our profitability.

We rely on 3rd party suppliers and vendors, some of whom may utilize unionized employees. If those unions engage in activities that result in increased costs to us, or in disruptions to their businesses, we may not be able produce and/or deliver our products, which may result in loss of revenue, increased costs, and/or damage to our reputation and brand.

Disruptions in our data and information systems could harm our reputation and our ability to run our business and could materially adversely affect our reputation, business, financial condition and operating results.

Our business relies on the effective functioning of the Internet, of wireless networks, of computers, and of handheld devices. All of these systems have data transfer and storage protocol that may fail to function as anticipated. Any failure in the systems that allow our customers to visit our website and make orders, or in the systems that transmit payment and order information, could result in our inability to display products or take and fulfill orders correctly for our customers, which could result in damage to our brand reputation and adversely impact future revenues.

Our business is subject to data security risks, including security breaches.

If our systems, or one of our vendor's systems are hacked and data is stolen or compromised, we may suffer damage to our reputation which may result in the loss of future revenue. If such data breech is determined to be due to negligence by the Company, we may be subject to a lawsuit, fees, and possibly fines which could have a materially adverse impact on our financial performance.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

We accept credit and debit card transactions over the internet and mobile devices though our website. We may, in the course of normal business, be the victim of individual or large scale fraud efforts or schemes. Our vendors and transaction processing partners may also become victims of these types of fraud schemes, which may result in increased transaction rates for additional security, the failure or bankruptcy of one or many of our vendors as a result, the failure of our insurance to cover such acts, the damages to exceed our insurance limits, and/or damage to our reputation and brand. Any one of the above may result in decreased sales volumes, increased costs, a decline in our financial performance, or all of the above.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

We may require additional capital to fund the expansion of our business, and our inability to obtain such capital could materially adversely affect our business, financial condition and operating results.

Operating a physical product business requires capital to design, develop, produce, market and distribute our products to customers. We may fail to properly estimate the cost of operations, which may result in the inability to continue to fund the business. We may also be unable to raise additional capital to offset any losses from operations due to expansion and growth, increased costs, or decreased revenue. Failure to obtain adequate capital may require us to cease operations temporarily or permanently.

Debt financing that is convertible into Security Tokens with equity participation, could result in dilution to our existing stockholders.

We intend to offer investors in the offering the opportunity to convert their investment into our security tokens, which may have an equity-like participation component such as warrants or phantom stock. Those who exercise of these components could result in dilution to existing partners and shareholders, who may vote to amend the terms of conversion per the token agreement.

Our results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

We may be harmed by a natural disaster, public health crisis, political crisis, catastrophic event, or other problem beyond our control or influence but which has a materially negative impact on our ability to provide product to our customers. Such a disaster may result in a loss of future revenues and/or increased costs, which may negatively impact our financial performance.

We may be unsuccessful in making, integrating and maintaining acquisitions, joint ventures and strategic investments.

Our business operations may benefit from the company engaging in joint ventures or acquisitions to bring talent, customers, products, technology, or capital in as needed to grow the business. We may fail to execute those agreements or make agreements that do not result in their intended positive contribution to our financial success.

Risks Related to Our Intellectual Property

We may be accused of infringing or violating the intellectual property rights of others.

We use a combination of software product in the delivery of our technology services to customers. We also use services and products in the production of our food. We assume, or ask for confirmation that, our supplier and vendors have appropriately secured the rights to intellectual property and are not infringing on other parties' IP. If our vendors are charged with violating IP, our production or technology processes could be suspended or terminated abruptly. Such loss may result in our inability to produce, sell or deliver food, which could have a materially negative impact on our financial performance, brand, and reputation.

We may not be able to adequately protect our intellectual property rights.

We believe that Olive's BFF has created a unique product offering. We also believe that our name and branding is unique and warrants protection as intellectual property. U.S. IP laws are complex and



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

change regularly. We may fail to protect our IP or secure proper protection for our IP, which may result in increased competition and copy-cat products. Customers may make choices to purchase our competitor's products which could result in a decrease in our sales and revenue.

Risks Related to Government Regulation of Our Food Operations

We are subject to extensive governmental regulations, which change regularly, and require significant expenditures and ongoing compliance efforts.

> The United States government has authority and jurisdiction over food safety rules, regulations and laws, and may, at any time, change the laws relevant to our business operations. Any change may require us to make significant capital expenditures, amend our existing procedures and process, and/or increase our staff and training. We may be unable to do so efficiently which could result in our being required to suspend operations, which in turn may result in decreased sales, damage to our reputation and brand, and negative financial performance.

Packaging, labeling and advertising requirements are subject to varied interpretation and selective enforcement.

> Olive's BFF products are subject to various labeling and advertising requirements regarding ingredients, claims, nutritional content and origin. Those requirements are subject to differing interpretations among enforcement agencies. Changes in interpretation may result us being required to make changes to our labels, packaging, and promotion, which could require additional expenditures that could adversely impact our financial performance. Furthermore, those changes may reduce customer interest in our product and negatively impact future sales.

Other Risks Related to Government Regulation

Government regulation of the Internet, e-commerce and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

> We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the Internet and e-commerce and the marketing, sale and delivery of goods and services over the Internet. Existing and future regulations and laws may impede the growth and availability of the Internet and online services and may limit our ability to grow our business. These laws and regulations, which continue to evolve, cover taxation, tariffs, privacy and data protection, data security, data speed, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of product offerings that are offered online.

> We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, consumer protection, libel and personal privacy apply or will be enforced with respect to the Internet and e-commerce, as many of these laws were adopted prior to the advent of the Internet and e-commerce and do not contemplate or address the unique issues they raise. Moreover, as e-commerce continues to evolve, increasing regulation and enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market, sell, and deliver our products could decrease our ability to offer, or customer demand for, our offerings, resulting in lower revenue, and existing or future laws or regulations could impair our ability to expand our product offerings, which could also result in lower revenue and make us more vulnerable to increased competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Changes in privacy-related laws, regulations, self-regulatory obligations and other legal obligations, or changes in industry standards or consumer sentiment, could require us to incur substantial costs or to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to consumers. Any of these effects could materially adversely affect our business, financial condition and operating results.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing, transfer and security of customer data. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards with respect to our collection, use, retention, sharing or security of customer data.

We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage, and data protection. It is possible, however, that these laws, regulations and other obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and which may conflict with other rules or requirements or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements and obligations.

We have posted our privacy policy which describes our practice related to the collection, use and disclosure of customer data on our website and in our mobile application. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any federal or state laws, regulations, self-regulatory requirements, industry standards, or other legal obligations could result in claims, proceedings or actions against us by governmental entities, customers or others, or other liabilities, or could result in a loss of customers, any of which could materially adversely affect our business, financial condition and operating results. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policy and practices could result in a loss of customers and could materially adversely affect our business, financial condition and operating results.

Additionally, existing privacy-related laws, regulations, self-regulatory obligations and other legal obligations are evolving and are subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies may expand current laws or enact new laws regarding privacy matters, and courts may interpret existing privacy-related laws and regulations in new or different manners. In addition, as we expand our business internationally we may be subject to non-U.S. privacy, data protection, consumer protection and other laws and regulations, which in some cases are more restrictive than those in the United States. For example, the European Union traditionally has imposed stricter obligations under such laws than the United States. Consequently, the expansion of our operations internationally may require changes to the ways we collect and use consumer information.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Changes in privacy-related laws, regulations, self-regulatory obligations and other legal obligations, or changes in industry standards or consumer sentiment, could require us to incur substantial costs or to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to consumers. Any of these effects could materially adversely affect our business, financial condition and operating results.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses, which could materially adversely affect our business.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for e-commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model, which could materially adversely affect our business, financial condition and operating results.

Our failure to collect state or local sales, use or other similar taxes could result in substantial tax liabilities, including for past sales, as well as penalties and interest, and our business could be materially adversely affected.

We do not collect state or local sales, use or other similar taxes in any jurisdictions in which we do not have a physical presence, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect state and local sales, use and other similar taxes with respect to online sales of our products. In addition, we do not collect state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence in reliance on applicable exemptions. However, an increasing number of states have considered or adopted laws or administrative practices that attempt to impose obligations on remote sellers and online marketplaces to collect taxes on their behalf, and our reliance on such case law and exemptions in certain jurisdictions could be challenged. A successful assertion by one or more states requiring us to collect taxes where we do not do so could result in substantial tax liabilities, including for past sales as well as penalties and interest, and could materially adversely affect our business, financial condition and operating results.

Changes in tax treatment of companies engaged in e-commerce could materially adversely affect the commercial use of our sites and our business, financial condition and operating results.

Due to the global nature of the Internet, it is possible that various states or, if we expand internationally, foreign countries, might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations may subject us or our customers to additional sales, income and other taxes. For example, Congress is considering various approaches to legislation that would require companies engaged in e-commerce to collect sales tax taxes on Internet revenue. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes and, in particular, sales taxes, value-added taxes and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. New taxes could





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

Olive's BFF Baby Finger Foods

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could materially adversely affect our business, financial condition and operating results.

THE OFFERING

9. What is the purpose of this offering?

We intend to use the proceeds of this offering as working capital for investment in marketing initiatives, production capabilities, vendor relationships, technology and product development, and attraction and retention of top talent. If we are successful in raising the maximum amount available under this offering, we intend to allocate the proceeds are as follows:

1. Approximately $111,400 (10.41%) will be used for fees and expenses related to executing the CF.

2. Approximately $360,000 (33.64%) will be used for marketing efforts focused on customer acquisition. These efforts may include, but are not limited to: paid search, SEO, social media, targeted media, sampling, sponsorships, and events.

3. Approximately $240,000 (22.43%) will be used to scale our production and logistics capabilities. These efforts may include, but are not limited to: optimizing our production processes including the introduction of automation, expanding co-packing capabilities and capacity, and exploring in-house production capabilities.

4. Approximately $120,000 (11.21%) will be used to optimize our technology and mobile platform. These efforts may include, but are not limited to: improving our mobile customer interface to simplify checkout and implementing a more robust CRM to manage customer retention.

5. Approximately $238,500 (22.29%) will be used for compensation and operating capital. These expenses may include, but are not limited to: executive compensation, employee compensation, rent, and other operating expenses.

10. How does the issuer intend to use the proceeds of this offering?




OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Use of Proceeds	Amount if Target Raised	% of Total Raised	Amount if Maximum Raised	% of Total Raised
Intermediary Fees	$2,100.00	7.00%	$74,900.00	7.00%
Reg CF Offering Marketing Expenses	$6,500.00	21.67%	$6,600.00	0.62%
Estimated Attorney Fees	$1,000.00	3.33%	$15,000.00	1.40%
Estimated Accountant Fees	$1,000.00	3.33%	$15,000.00	1.40%
Marketing/Customer Acquisition	$19,400.00	64.67%	$300,000.00	28.04%
Scaling Production/Logistics	$0.00	0.00%	$200,000.00	18.69%
Technology/Platform Development	$0.00	0.00%	$120,000.00	11.21%
Regulation A+ Offering Expenses	$0.00	0.00%	$100,000.00	9.35%
Compensation/Operating Capital	$0.00	0.00%	$238,500.00	22.29%
Total	**$30,000.00**	**100.00%**	**$1,070,000.00**	**100%**

11. How will the issuer complete the transaction and deliver securities to the investors?

Completion of transaction will be handled by intermediary portal, CryptoLaunch, and the intermediary, truCrowd.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

We are issuing an Indeco Union structured contract called a Debt Until Security Token Offering, or ("DUSTO"). (See description below under Terms of the Securities)

14.   Do the securities offered have voting rights? ☐ Yes   ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes   ☑ No
Explain:
_____

16.   How may the terms of the securities being offered be modified? See "Amendment of DUSTOs" under Terms of Securities.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Description of Issuer's Securities

TERMS OF THE SECURITIES

Summary

The Company is offering Debt Until Security Token Offering (each, a "DUSTO" and, collectively, the "DUSTOs"). Purchasers of the DUSTOs are referred to as "Lenders". Certain definitions used in this Summary section are included below.

On the Maturity Date the Lenders will be entitled to repayment of amounts loaned pursuant to the DUSTO, plus interest accruing thereon at the Interest Rate from the date of the DUSTO until the entire amount loaned under the DUSTO is repaid. If the initial closing of the Security Token Offering occurs on or prior to December 31, 2021, amounts due under the DUSTOs, plus any accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to December 31, 2021, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

Additional information regarding the DUSTO's key terms is provided below. **Prospective Lenders should review the entirety of this document and the form of DUSTO attached hereto as Annex 1.**

The DUSTOs

Principal, Interest and Maturity

In this Offering, the Company will issue to Lenders up to an aggregate purchase amount of $1,070,000.00 of DUSTOs. The Company shall fully repay the amounts loaned under the DUSTOs and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering, and (ii) December 31, 2021 (the "Final Maturity Date").

Simple interest on each DUSTO will accrue at the rate of 15.0% per annum (the "Interest Rate") from the initial issuance date of such DUSTO to, but excluding, the Maturity Date and will be payable to the Lender that is entitled to receive the payment of the principal amount of the DUSTO either in Tokens or in cash, as applicable.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount payable for the period from and after such Maturity Date.

Conversion upon the Security Token Offering

If the initial closing date of the Security Token Offering occurs on or prior to the Final Maturity Date, each DUSTO shall convert into a number of Tokens equal to the aggregate principal amount loaned under such DUSTO, plus interest accrued thereon at the Interest Rate, divided by the Token Price. The "Token Price" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $1.00 per Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 1,000 Security Tokens. The transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender.

Repayment upon the Final Maturity Date

If the initial closing date of the Security Token Offering has not occurred on or prior to the Final Maturity Date, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Amendment of DUSTOs

Each DUSTO will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the DUSTOs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in aggregate principal amount of all DUSTOs outstanding at the time of such amendment, waiver or modification.

Dissolution Event prior to DUSTO Termination

If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of any Senior Indebtedness, the Company shall pay an amount to each Lender equal to the unpaid aggregate principal amount of the DUSTO, plus any accrued and unpaid interest thereon, due and payable to the Lender immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The aggregate principal amount and any such interest shall be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding equity interests of the Company or to holders of any outstanding Tokens, by reason of their ownership thereof. If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Lenders and all holders of all other debt ranking equally in right of payment with the DUSTOs (the "Dissolving Parties") are insufficient to permit the payment to the Dissolving Parties of their respective unpaid debt amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Parties in proportion to the unpaid debt amounts they would otherwise be entitled to receive.

"Dissolution Event" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"Senior Indebtedness" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, and (iv) the Company's obligations under any secured debt.

Termination of DUSTO

Each DUSTO will terminate upon the Company satisfying its repayment obligations under such DUSTO in full (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the DUSTO that, in either case, has not been cured).

Voting and Other Rights

Unlike common equity or any preferred equity that may be issued by the Company, the DUSTOs will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates. Except in the limited circumstances described herein, the DUSTOs do not convey any liquidation, information or





OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Lenders.

Liability Waiver and Arbitration

The DUSTO includes a liability limitation to the amount of the Lender's loan and a clause requiring arbitration of disputes between the Company and Lenders and preventing class actions.

The Tokens

The Olive's BFF tokens ("olivetoken" or the "Tokens") will be digital blockchain tokens developed, produced and offered by the Company as part of the Security Token Offering. The Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Tokens are subject to dilution, including through the issuance of bonus Tokens and Tokens to future investors, third-parties, officers, employees and directors and affiliates.

A "Security Token Offering" will be deemed to occur upon the initial closing of the Company's first public sale of its Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to Regulation A. Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

The Company intends for the Tokens to represent an investment contract with the Company that will entitle the holder to receive distributions based on the Company's performance in the amount of 20% of operating profit after all costs incurred by the Company during a given period, as defined and authorized by Members of the LLC. The Tokens do not represent an equity interest in the Company or any of its affiliates.

The Company intends for the Tokens to be ERC20 compliant, which would enable the secondary market purchase and sale of olivecoins through regulated exchanges known as Alternative Trading Systems ("ATS") that support crypto assets. Few of these crypto ATS systems are currently operational. Through a valid extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the Token without compromising liquidity.

The Company may issue an unlimited amount of DUSTOs or other securities after the conclusion of this Offering. The Company's obligations under the DUSTO will not be obligations of the Company's subsidiaries or any of its affiliates.

Token Distribution Rights

Distributions will be made when and as determined by the Company. Any amounts that the Company determines are reasonably necessary to pay the Company's expenses and create reserves for the Company's obligations and activities will reduce the amount of cash available for distribution to holders of Tokens.

Token Holder's Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction other than a Company Sale (as defined below), we intend that the holders of all security tokens issued by the Company, including the Tokens, will share ratably in approximately 20% of the Net Asset



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Amount (as defined below). The holders of common stock of the Company will be entitled to the remainder of the Net Asset Amount. "Net Asset Amount" means assets legally available for distribution to the holders of Tokens and stockholders of the Company after the payment of all the Company's debts and other liabilities. The Company's obligations to pay a portion of the Net Asset Amount to the holders of the Token will be a contractual obligation and not an obligation pursuant to the Delaware General Corporation Law.

The Company may issue additional tokens in the future that relate to different business lines or products. All security tokens issued by the Company, including the Tokens, will share ratably in this liquidation distribution.

Phantom Equity Distribution

We intend for the holders of the Tokens to benefit from a potential increase in value of our Company's equity. Tokenholders will be granted a contractual right to receive consideration that is equivalent to a 20.0% member in the LLC, which will be distributed upon the occurrence of a Company Sale. If a Company Sale occurs, each Token will be eligible to receive the consideration allocated to this "phantom equity" on a pro-rata basis.

The phantom equity is a fixed percentage membership in the LLC, and the equity allocated for the benefit of Token holders will be subject to dilution if the Company issues additional equity, such as to investors, directors, employees and consultants, without allocating additional shares of phantom stock to holders of our Tokens. Additionally, the benefits of the equity allocation will be distributed pro-rata across all Tokens, so that if we issue more Tokens, the benefits of the equity allocation for Token holders will be further diluted. The Company has the right to issue an unlimited amount of Tokens and an unlimited amount of equity without the approval of Token holders.

"Company Sale" means (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Company stockholders shares representing more than fifty percent of the outstanding voting power of the Company, (b) a merger or consolidation in which the Company is a party or a subsidiary of the Company is a party and the Company issues shares of its capital stock, except any transaction in which the shares of capital stock outstanding prior to the transaction continue to represent, immediately following the transaction, at least of majority of the outstanding voting power of the surviving corporation or parent of such surviving corporation, or (c) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, except to a wholly-owned subsidiary of the Company.

Company Redemption Right

Further, the Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, the acquirer of the Company in the event of a Company Sale, or any of their respective affiliates.

In the event that the Company is acquired, and the acquirer of the Company also wishes to acquire, purchase, redeem or extinguish all of the Tokens, the acquirer will offer a redemption price for the Tokens to each Token holder. If the holders representing at least a majority of the Tokens accept the purchase offer for the Tokens, then the redemption price will be distributed to the Token holders and all Tokens will be extinguished.

Voting and Other Rights

Unlike common equity or any preferred equity that may be issued by the Company, the Tokens will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates, except as



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

described above under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Except in the limited circumstances described herein, the Tokens do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Token holders.

No Warranties
The Tokens will be delivered on an "AS IS" basis without any warranties.

Information and Reporting Rights
Lenders will not receive and will not be entitled to information or reports from the Company. However, as required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Lenders. See "REGULATORY—ANNUAL REPORTS."
The Company may also provide other information to Lenders as may be required under U.S. federal tax law.

Transferability of securities
The DUSTOs are, and Tokens will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, the DUSTOs and Tokens will be subject to restrictions on transferability. For one year from the issuance of the DUSTOs, the DUSTOs or the Tokens may only be resold:

- To the Company;
- To an accredited investor;
- As part of an offering registered with the SEC; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We currently do not intend to repurchase any of the DUSTOs or the Tokens or to facilitate a registered offering whereby Lenders may sell their DUSTOs or Tokens. When issued, the Tokens may also be subject to restrictions on transfer, including if a transfer would have a reasonable likelihood of requiring registration or qualification of the transfer, the Company, the Parent Company or its affiliates or the securities of any of them under applicable U.S. federal, state or foreign securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the DUSTOs or Tokens to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

Documentation
The purchase and sale of the rights shall be on the terms and conditions set forth in the DUSTO, which contains certain representations, warranties and covenants of the Company and the Lenders. The form of the DUSTO is attached to this memorandum.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Bonus Tokens

In the event that the Company successfully issues Tokens in a Security Token Offering, the DUSTO will be repaid in Tokens. By investing in the DUSTO by the dates listed below, a Lender will receive bonus Tokens listed below if the Security Token Offering occurs prior to the Final Maturity Date.

- 100% bonus Tokens if a Lender invests in the DUSTO on or before October 15, 2018.
- 35% bonus Tokens if a Lender invests in the DUSTO on October 16, 2018 and on or before October 31, 2018.
- 20% bonus Tokens if a Lender invests in the DUSTO on November, 2018 and on or before November 15, 2018.
- 10% bonus Tokens if a Lender invests in the DUSTO on November 16, 2018 and on or before December 15, 2018.
- No bonus Tokens if a Lender invests in the DUSTO on December 16, 2018 and on or before the Offering Deadline.

All dates end at 11:59pm San Francisco, California time.

By way of illustration, if the aggregate amount due and payable under a DUSTO is equal to $1,000.00 and the Token Price is equal to $1.00 per Token, the Lender would receive 1,000 Tokens. If the Lender invested in the DUSTO after October 16, 2018 and on or before October 31, 2018, the Lender would receive 35% bonus Tokens, or an additional 350 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token. The issuance of the bonus Tokens will result in dilution to holders of the Tokens.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer. NONE

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? NA

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No
    Explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? NA

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. NA

22. What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:
As a purchaser of the company's securities, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

23.   Describe the material terms of any indebtedness of the issuer: NONE

25.   What other exempt offerings has the issuer conducted within the past three years? NONE

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: NO

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No. To all four possibilities.





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) **at $1.00 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. We have no material operating history.

Our first products were available for sale through our website at www.olivesbff.com on April 4, 2018. We have not achieved material sales as of the time of this offering. In May 2018, we recruited a test market study cohort that received our products in exchange for their feedback. As of the time of this offering, the feedback from that group was exceptionally positive. We are currently working to reinforce the many areas of compliment, and to address the areas of concern or issue. The company is funded by its three founders on an ongoing, as needed basis and retains no substantial cash balances.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC
For the Six month Ended June 30, 2018 and Year Ended December 31, 2017
With Independent Accountant's Review Report





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

OLIVE'S BFF, LLC

Financial Statements

For the Six Month Ended June 30, 2018 and Year Ended December 31, 2017

Contents

1





FP: CRYPTO LAUNCH

OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

Olive's BFF
Baby Finger Foods

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Olive's BFF LLC.

I have reviewed the accompanying financial statements of Olive's BFF LLC., which comprises the balance sheets as of June 30, 2018 (half-year) and for the year ended December 31, 2017, and the related statements of income, changes in partners' equity, and cash flows for the periods then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
July 27, 2018

2




OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC.

Balance Sheets

	June 30, 2018		December 31, 2017
Assets			
Current assets:			
Cash and cash equivalents	$ **4,320**	$	23,011
Inventory	**16,307**		3,808
Total current assets	**20,627**		26,819
Deferred tax asset *(note 2)*	**-**		-
Total assets	$ **20,627**	$	26,819
Liabilities and Partners' Equity			
Current liabilities:			
Trade payable	**13,004**		749
Total current liabilities	**13,004**		749
Long-term obligations	**-**		-
Total liabilities	**13,004**		749
Partners' equity:			
Monica Glicken	**2,541**		8,690
Matthew Glicken	**2,541**		8,690
William Holderness	**2,541**		8,690
Total partners' equity	**7,623**		26,070
Total liabilities and partners' equity	$ **20,627**	$	26,819

See Independent Accountant's Review Report.

4





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC.

Statements of Operations

	June 30, 2018 (half year)	December 31, 2017
Revenue	**$ 288**	$ -
Less: Cost of goods sold	**300**	-
Net revenue	**(12)**	-
Expenses:		
Auto expense	**132**	-
Accounting fees	**526**	13
Bank charges & credit card charges	**114**	94
Computer software costs	**412**	35
Contractors	**1,123**	-
Insurance	**3,169**	-
Legal fees	**7,000**	-
Marketing	**15,324**	3,215
Miscellaneous expenses	**37**	-
Office expenses	**623**	-
Research and development	**3,104**	48
Taxes and licenses	**300**	-
Travel and meals	**1,446**	246
Website expense	**1,011**	279
Total operating expenses	**34,321**	3,930
Operating Loss	**(34,333)**	(3,930)
Other income		
Credit card points redemption	**886**	-
Total other income	**886**	**-**
Net loss	**$ (33,447)**	$ (3,930)

5




OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC.

Statements of Changes in Partners' Equity

	Matthew Glicken	Monica Glicken	William Holderness	Total Partners' Equity
Balance at December 31, 2016	$ -	$ -	$ -	$ -
Plus: Partner's contributions	10,000	10,000	10,000	30,000
Less: Net Loss	(1,310)	(1,310)	(1,310)	(3,930)
Balance at December 31, 2017	**$ 8,690**	**$ 8,690**	**$ 8,690**	**$ 26,070**
Plus: Partner's contributions	5,000	5,000	5,000	15,000
Less: Net Loss	(11,149)	(11,149)	(11,149)	(33,447)
Balance at June 30, 2018	**$ 2,541**	**$ 2,541**	**$ 2,541**	**$ 7,623**

See Independent Accountant's Review Report.

6



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC.

Statements of Cash Flows

	June 30, 2018 (half-year)	December 31, 2017
Operating activities		
Net income	$ **(33,447)**	$ (3,930)
Increase in inventory	**(12,499)**	(3,808)
Increase in trades payables	**12,255**	749
Net cash used by operating activities	**(33,691)**	(6,989)
Investing activities		
Property and equipment	**-**	-
Net cash used in investing activities	**-**	-
Financing activities		
Proceeds from capital contribution	**15,000**	30,000
Net cash provided by financing activities	**15,000**	30,000
Net (decrease) increase in cash and cash equivalents	**(18,691)**	23,011
Cash and cash equivalents at beginning of year	**23,011**	-
Cash and cash equivalents at end of year	$ **4,320**	$ 23,011

See Independent Accountant's Review Report.

7



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC.
Notes to Financial Statements
June 30, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Olive's BFF, LLC., (the Company) is a development stage Delaware corporation. Olive's BFF is a marketer of wholesome, solid-food meals for infants and toddlers. The Company is a home delivery service provider, and as such their products are only available for purchase through their website and are not sold in any retail stores at this time. The Company can currently ship their orders to all 50 US states.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

See Independent Accountant's Review Report.

8



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Olive's BFF, LLC.
Notes to Financial Statements (continued)
June 30, 2018

2. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Commitments and Contingencies

As of the date of issuance of financials, July 27, 2018, the company has no commitments or contingencies.

See Independent Accountant's Review Report.

9




OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in
the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering**) at $1.00 per Units**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and
      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 15 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: olivesbff.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days





OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THERE IS NO ASSURANCE THAT THE OFFER, SALE OR PURCHASE OF THIS INSTRUMENT OR SECURITY TOKENS WILL BE DEEMED "COMPLIANT" BY ANY REGULATORY AUTHORITY. PROSPECTIVE PARTIES TO THIS INSTRUMENT SHOULD NOT CONSTRUE THIS INSTRUMENT OR ANY OTHER ATTENDANT COMMUNICATIONS AS LEGAL, INVESTMENT, TAX, REGUATORY, FINANCIAL, ACCOUNTING OR OTHER ADVICE. PRIOR TO OFFERING, SELLING OR PURCHASING THIS INSTRUMENT OR ANY SECURITY TOKENS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, RISKS, AND OTHER CONSEQUENCES OF SUCH TRANSACTION. THE TAX TREATMENT OF THIS INSTRUMENT AND ANY SECURITY TOKEN OFFERING IS UNCERTAIN. THERE MAY BE ADVERSE TAX CONSEQUENCES FOR INVESTORS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THIS INSTRUMENT AND THE SECURITY TOKENS DESCRIBED HEREIN MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR INVESTORS OR ISSUERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES, SALES OR USE TAXES, AND TAX REPORTING REQUIREMENTS.

OLIVE'S BFF LLC.

DEBT UNTIL SECURITY TOKEN OFFERING ("DUSTO")

In exchange for the loan by the undersigned lender (the "**Lender**") in the amount of US$[_____] (the "**Debt Amount**") made on or about [Date of DUSTO] to Olive's BFF LLC. a Delaware Limited Liability Company (the "**Company**"), on the Maturity Date the Lender is entitled to repayment of the Debt Amount with interest accruing thereon at the Interest Rate from the date of this DUSTO until the entire Debt Amount is satisfied, payable in cash. At the Lender's option, upon the Security Token Offering (defined below) the DUSTO is convertible into Security Tokens. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

1. *Events*
(a) **Repayment of Debt**.
    (i) ***Repayment in Ordinary Course.*** The Company shall fully repay the entire Debt Amount and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering and (ii) December 31, 2021. The Company's obligations under this DUSTO will not be obligations of the Company's parent, subsidiaries, or any of its affiliates. Within thirty (30) days following the initial closing date of the Security Token Offering, if any, the Company will satisfy its repayment obligations under this DUSTO and other DUSTOs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount shall be due and payable to Lender, together with interest accrued on the entire Debt Amount.



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

(ii)   ***Repayment upon Dissolution Event***: In the event a Dissolution Event occurs prior to all of the Company's repayment obligations hereunder being satisfied pursuant to Section 1(a)(i) hereof, the Company's Debt Amount shall be due and payable in cash together with interest accrued on the Debt Amount at the Interest Rate and repayment will be made to the Lender subject to Section 1(c) hereof.

(iii)   ***Interaction with other DUSTO's and Obligations.*** The Company shall have the right to prepay the Debt Amount and interest accrued thereon without any prepayment penalty. This DUSTO and any others of like-kind, issued by the Company shall rank *pari passu* as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DUSTOs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DUSTOs issued by the Company based upon the aggregate unpaid principal amount of this DUSTO and the other DUSTOs issued by the Company. By accepting this DUSTO, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this DUSTO or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

(b)   **Conversion**. If the Security Token Offering occurs triggering a Maturity Date pursuant to 1(a)(i), at the Lender's option, the DUSTO will convert into a number of Security Tokens equal to the aggregate principal amount loaned under all DUSTOs held by the Lender, plus interest accrued thereon at the Interest Rate, divided by the Token Price (the Lender's right described in this sentence being the "**Conversion Right**"). The "**Token Price**" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if an investor purchases the DUSTO on September 30, 3018, and the Token Price is equal to $1.00 per Security Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender exercising the conversion option would receive 350 Security Tokens.

Prior to the initial closing of the Security Token Offering, the Company shall provide each Lender with a notice (the "**Conversion Notice**") allowing each Lender to exercise its Conversion Right. If the Lender does not exercise its Conversion Right within 30 days after the date of the Conversion Notice, the Lender's Conversion Right will expire. In the event the Lender exercises its Conversion Right the Lender must provide to the Company in the Lender's response to the Conversion Notice a network address and/or other information necessary to facilitate a distribution of such Security Tokens, Lender is responsible for the accuracy of information provided. Providing an inaccurate digital key or public address for purposes of token transfer often results in irreversible loss. The Company is not liable for its use of inaccurate digital key or public addresses provided by the Lender. In the event the lender exercises its Conversion Right, the transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender. Any Security Tokens issued in satisfaction of this DUSTO will be delivered on an "AS IS" basis without any warranties.

Security Tokens issued upon a Lender's exercise of its Conversion Right will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, such Security Tokens will be subject to restrictions on transferability. For one year from the issuance of the Security Tokens, the Security Tokens may only be resold:

- To the Company;



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

- To an accredited investor (as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1934);
- As part of an offering registered with the Securities Exchange Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c)   **Priority in Dissolution Event**.   If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of the Senior Indebtedness, Lender shall have priority over all other creditors with respect to any cash funded by and traceable to Lender remaining in a Company bank or escrow account, and shall have priority shall be returned to Lender, with priority over all other creditors of the Company.

(d)   **Termination**. This DUSTO will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance, that, in either case, has not been cured) upon the Company satisfying its repayment obligations in full pursuant to this DUSTO.

2. *Definitions*

"**Dissolution Event**" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Interest Rate**": means simple interest accrued at an annual rate equal to **fifteen percent (15%).** Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such maturity date.

"**Proceeds**" means "proceeds" as such term is defined in section 9-102 of the Delaware Uniform Commercial Code and, in any event, shall include, without limitation, all dividends or other income from the Collateral, collections thereon or distributions with respect thereto.

"**Security Tokens**": mean only those digital blockchain tokens issued by the Company as part of the Security Token Offering. The Security Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Security Tokens may be subject to dilution, including through the issuance of Tokens to future investors, third-parties, officers, employees and directors, affiliates.

"**Security Token Offering**" will be deemed to occur upon the initial closing of the Company's first public sale of its Security Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to the



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Securities and Exchange Commission's Regulation A. Security Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

3. *Company Representations*

(a) The Company is a validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Security Tokens are to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

4. *Lender Representations*

(a) The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Lender has been advised that this DUSTO HAS not been registered under the Securities Act or any state securities laws and THIS DUSTO IS offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this DUSTO may not be resold or otherwise transferred unless IT IS registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case





OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

certain state transfer restrictions may apply. The Lender is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c)   The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

(d)   The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of any crowdfunding portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

(f)   The Lender understands and acknowledges that as a DUSTO Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DUSTOs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations. Notwithstanding the foregoing, the Lender acknowledges that the Company may offer incentives to Lenders based upon the date that the Lender agrees to loan the Company funds on the crowdfunding portal.

(g)   The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any Security Tokens used to satisfy the debt obligations hereunder.

(h)   If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument. The Lender acknowledges that the Company has not made any representations regarding this DUSTO's compliance with usury or other lending laws. The Lender understands that Lender bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of this DUSTO or the Security Tokens held by the Lender. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its affiliates, employees, owners or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company or its owners that result from the issuance of Security Tokens to the Lender pursuant the Public Token





FP: CRYPTO LAUNCH

OLIVE'S BFF LLC
12340 Seal Beach Blvd, #B339
Seal Beach, CA 90740
562-546-2490

OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Offering) associated with or arising from the Lender's purchase of this DUSTO or the Lender's right to purchase tokens in the Public Token Offering, or the use or ownership of this DUSTO.

5. ***Transfer Restrictions***.

(a) The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DUSTO or the Security Tokens, together with any other legends that may be required by state or federal securities laws, the Company's certificate of incorporation or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY JURISDICTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR EXEMPTION THEREFROM.

6. ***Miscellaneous***

(a) Any provision of this DUSTO may be amended, waived or modified only upon the written consent of the Company and the Lender. This DUSTO sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral or written, between them.

(b) The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(c) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(e) In no event shall the Company's aggregate liability arising out of or related to this DUSTO, whether arising out of or related to breach of contract, tort (including negligence) or otherwise, exceed the Debt



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	30,000	$30,000	$27,900
Maximum Amount	1,070,000	$1,070,000	$995,100

Amount and accrued interest due under this DUSTO. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

(f) THE LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS INSTRUMENT. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Reston, Virginia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(g) The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually related to this DUSTO only. To the full extent permitted by law, (1) no arbitration shall be joined with any other; (2) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (3) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (1) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (2) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (3) any claim for injunctive relief.

(h) All repayment obligations may be assigned or transferred by the Company to any of its affiliates provided written notice is provided to Lender.

(i) The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this DUSTO, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable laws or (e) action by any governmental authority.

(j) All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument. Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(*Signature page follows*)



OFFERING STATEMENT

30,000 Units of DUSTO (Debt Until Security Token Offering) at $1.00 per Units			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**30,000**	**$30,000**	**$27,900**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

OLIVE'S BFF LLC

By: _____

Name: _____

Title: _____

Address:_____

Email:_____

LENDER

By:_____

Name:_____

Email:_____

Address:_____

_____

Phone:_____